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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -----------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         For The Month of August, 2003

                         Commission File Number 0-27298

                        BE SEMICONDUCTOR INDUSTRIES N.V.
                (Translation of Registrant's Name Into English)

                                 Marconilaan 4
                                 5151 DR Drunen
                                The Netherlands
                    (Address of Principle Executive Offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                            Form 20-F X Form 40-F__

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

 Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes__ No X

(IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT
                IN CONNECTION WITH RULE 12g3-2(b) : 82-_______.)

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     BE Semiconductor Industries N.V. (the "Company") is filing a quarterly report containing interim unaudited financial information and certain other information that would be required to provided by the Company if it were required to file quarterly reports on Form 10-Q with the United States Securities and Exchange Commission. A copy of such quarterly report is attached hereto as Exhibit 99.1.

Exhibits

99.1  Quarterly Report

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     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       BE SEMICONDUCTOR INDUSTRIES N.V.

                                       By:/s/ Richard W. Blickman
                                          -----------------------
                                              Name: Richard W. Blickman
                                              Title: President and Chief
                                                     Executive Officer
                                              Date: September 4, 2003